Via Facsimile and U.S. Mail
Mail Stop 6010

December 8, 2006

Lawrance W. McAfee
Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

Re: **U.S Physical Therapy, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Form 10-Q for the Nine Months Ended September 30, 2006
        File No. 001-11151

Dear Mr. McAfee:

We have limited our review of your filings to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – September 30, 2006
Item 1. Financial Statements, page 3
1. Basis of Presentation and Significant Accounting Policies, page 7
Minority Interests, page 8

1. We note that your disclosure here continues to reference the guidance provided in EITF 00-23 related to these profit interests. Given that you adopted the provisions of SFAS 123(R) which superseded this guidance in the current period, please explain to us how you evaluated the applicability of and the transition provisions related to these profit interests. Specifically, address the characteristics of the awards that resulted in your treating the newer awards as liabilities while the older awards remain as minority interests. It appears that the nature of these "charges" for compensation or minority interest is related to

events "for which the requisite service has not been rendered" i.e. the profits paid out relate to periods after the adoption of this guidance. Refer to paragraph 74 of SFAS 123(R).

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant